JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act") the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of Vitesse Energy, Inc., a Delaware limited partnership, and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: March 14, 2025

FR XIII PETROSHALE HOLDINGS L.P.

By: FR XIII PetroShale Holdings GP, LLC, its general partner
By: FR XIII Charlie AIV, L.P., its managing member
First Reserve GP XIII, L.P., its general partner
First Reserve GP XIII Limited, its general partner

/s/ Erica H. Radcliffe
Erica H. Radcliffe
General Counsel & Chief Compliance Officer

FR XIII PETROSHALE HOLDINGS GP, LLC

By: FR XIII Charlie AIV, L.P., its managing member
By: First Reserve GP XIII, L.P., its general partner
By: First Reserve GP XIII Limited, its general partner

By: /s/ Erica H. Radcliffe
Name: Erica H. Radcliffe
Title: General Counsel & Chief Compliance Officer

FR XIII CHARLIE AIV, L.P.

By: First Reserve GP XIII, L.P., its general partner

By: First Reserve GP XIII Limited, its general partner

By: /s/ Erica H. Radcliffe

Name: Erica H. Radcliffe

Title: General Counsel & Chief Compliance Officer

FIRST RESERVE GP XIII, L.P.

By: First Reserve GP XIII Limited, its general partner

By: /s/ Erica H. Radcliffe

Name: Erica H. Radcliffe

Title: General Counsel & Chief Compliance Officer

FIRST RESERVE GP XIII LIMITED

By: /s/ Erica H. Radcliffe

Name: Erica H. Radcliffe

Title: General Counsel & Chief Compliance Officer